FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Western Platinum Holdings Ltd.
(formerly Conquistador Mines Ltd.)

(Translation of registrant's name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ **Form 40-F** ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ **No: :** ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Platinum Holdings Ltd.
Registrant

Dated: May 15/02

By: [signature]

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 9, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Canadian Venture Exchange

Dear Sirs:

Subject: WESTERN PLATINUM HOLDINGS LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	959 21P 100
4.	Record Date	:	May 7, 2002
5.	Meeting Date	:	June 26, 2002
6.	Meeting Location	:	Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Dayal"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3649

WESTERN PLATINUM HOLDINGS LTD.

NOTICE OF RECORD DATE

NOTICE IS HEREBY GIVEN that the record date for the Annual General Meeting of Western Platinum Holdings Ltd. for its fiscal year ended December 31, 2001 will be Tuesday, the 7th day of May, 2002, for the purposes of:

1. Determining shareholders entitled to receive notice of the Annual General Meeting of the Shareholders to be held at Vancouver, British Columbia, on Wednesday, the 26th day of June, 2002; and

2. Determining the recipients of search cards to be delivered in accordance with National Policy 41.

Vancouver, B.C.

April 30, 2002

ON BEHALF OF THE
BOARD OF DIRECTORS
"Colin Watt"
President

MAITLAND & COMPANY
Barristers and Solicitors
700 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Telephone: (604) 681-7474 ***Facsimile: (604) 681-3896***

April 22, 2002 **BY SEDAR**

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Dear Sirs/Mesdames:

Re: Western Platinum Holdings Ltd. (the "Company")

We advise that the Company's Annual General Meeting is scheduled to be held on Wednesday, June 26, 2002. We enclose a copy of the Notice of Record Date which will be published in the Vancouver Province newspaper and the Whitehorse Star newspaper in the Yukon on April 30, 2002.

We trust you find the enclosed in order.

Yours truly,

MAITLAND & COMPANY

"Maggie Matter"

Maggie Matter
Legal Assistant

:mam

WESTERN PLATINUM HOLDINGS LTD.
1360 – 605 Robson Street
Vancouver, B.C. V6B 5J3
Tel: 604-684-6535
Fax: 604-602-9311

April 26, 2002 **TSX Venture Exchange Symbol: WPH**

NEWS RELEASE

VANCOUVER (April 26, 2002) – Mr. Colin Watt, President of Western Platinum Holdings Ltd. announces that management of the Company will be proposing a 5 old for 1 new share consolidation and a name change at the Company's upcoming Annual General Meeting. The share consolidation and name change will be subject to shareholder and TSX Venture Exchange approval.

In addition, the Company has negotiated a non-brokered private placement in the amount of $225,000. These funds will be raised by the company issuing a total of 2,000,000 units at a post-consolidated price of $0.1125 per unit. Each unit is comprised of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated common share of the Company at a price of $0.1125 for two years. The private placement is subject to TSX Venture Exchange approval.

The proceeds from the private placement will be used to pay outstanding payables and for general working capital purposes.

ON BEHALF OF THE BOARD

"Colin Watt"

Colin Watt, President & Director

THE TSX VENTURE EXCHANGE INC. HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.Reporting Issuer

Western Platinum Holdings Ltd. (the "Issuer")
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.Date of Material Change

April 26, 2002

Item 3.Press Release

Western Platinum Holdings Ltd. announces that management of the Company will be proposing a 5 old for 1 new share consolidation and a name change at the Company's upcoming Annual General Meeting. The share consolidation and name change will be subject to shareholder and TSX Venture Exchange approval.

In addition, the Company has negotiated a non-brokered private placement in the amount of $225,000. These funds will be raised by the company issuing a total of 2,000,000 units at a post-consolidated price of $0.1125 per unit. Each unit is comprised of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated common share of the Company at a price of $0.1125 for two years. The private placement is subject to TSX Venture Exchange approval.

The proceeds from the private placement will be used to pay outstanding payables and for general working capital purposes.

Item 4.Summary of Material Change

See Item 3 above.

Item 5.Full Description of Material Change

See Item 3 above.

Item 6.Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.Omitted Information

N/A

Item 8.Senior Officers

Colin Watt, President

Telephone: 604 684-6535

Item 9.Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 26th day of April 2002.

WESTERN PLATINM HOLDINGS LTD.

Per: "Colin Watt"
COLIN WATT
President